Exhibit 1
FUTUREMEDIA COMPLETES ACQUISITION OF EBC

Adds Highly Profitable E-Learning Business
Strengthens Position as one of the E-Learning Leaders in the UK

Brighton, England - April 25, 2006 - Futuremedia plc (NasdaqCM: FMDAY), a leading European e-learning and managed benefits services provider, today announced it has completed the acquisition of EBC, a leading e-learning company in the United Kingdom. The transaction closed on April 25, 2006.

“The benefits of this transaction are compelling,” said Leonard M. Fertig, Chief Executive Officer of Futuremedia plc. “With the addition of EBC we are adding one of most profitable e-learning businesses in the United Kingdom while significantly enhancing our ability to expand the use of digital media as a learning tool. We are now one of the largest e-learning companies in the United Kingdom, and we plan to leverage this size to provide additional value-added services to our client base and drive returns for our shareholders. In addition, the closing of the EBC adds substantial shareholder equity to our balance sheet and will assist Futuremedia in satisfying the standards for continued listing on the Nasdaq Stock Market.”

EBC is expected to generate more than GBP 2 million ($3.56 million) in revenues and more than GBP 500,000 ($890,000) in profit for the 2006 calendar year. Based in Milton Keynes, United Kingdom, EBC has built a strong client list across multiple industries, providing Futuremedia with an extensive presence in the automotive, financial and service industries, with the ability to expand its learning business internationally.

Under the terms of the agreement, Futuremedia acquired EBC for GBP 4.45 million, consisting of a combination of cash (GBP 3.75 million or $6.675 million) and Futuremedia shares (valued at GBP 700,000 or $1.25 million and consisting of 4.8 million Ordinary Shares). The cash portion of the purchase price was financed by Cornell Capital Partners, LP, TAIB Bank B.S.C. and Certain Wealth, Ltd. in the form of a $7.5 million loan which is convertible (subject to certain terms and conditions) into Ordinary Shares of Futuremedia. The loan may be converted from time to time at the investors’ option (subject to certain restrictions and limitations on the amount of shares converted) and must be entirely converted by maturity. The conversion rate is based on the lesser of $0.34 or 95% of the average of the three lowest volume weighted average prices during the 30 trading days immediately preceding the time of conversion. The loan is secured by the assets of Futuremedia PLC and has a term of three years and bears interest initially at an annual rate of 10% (reducing to 9% in year two and 7% in year three).

In connection with the investment, Futuremedia issued to Cornell 562,500 Ordinary Shares at nominal value, warrants to purchase 4,000,000 Ordinary Shares with an exercise price of $0.20 per share and warrants to purchase an additional 750,000 Ordinary Shares with an exercise price of $0.70 per share. Cornell also received a commitment fee of $562,500. Cornell also agreed to extend the deadlines relating to the Company’s obligations to put in place an effective registration statement with the SEC in connection with the December 2005 $2.5 million financing to enable the Company a reasonable period of time to complete audits of the financial statements of EBC and Button Group Plc.

Alegro Capital acted as Futuremedia’s exclusive financial adviser on the acquisition of EBC and the financing.

While the Company previously reported that shareholder approval would be needed to complete the EBC acquisition, the Company has determined that due to its status as a foreign registrant on the Nasdaq Stock Market, shareholder approval is not required as long as the Company adheres to the rules and regulations of its country of incorporation (the United Kingdom). The Company has determined that it is in full compliance with the rules and regulations of the United Kingdom and as such has closed on the acquisition of EBC.

About Futuremedia:
Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

About Cornell Capital:
Managed by U.S.-based Yorkville Advisors LLC, Cornell Capital Partners, LP has structured equity participation agreements in the U.S., United Kingdom and Australian financial markets. Cornell is recognized as a world leader in these types of agreements and has made available in excess of $900 million for close to 100 publicly quoted corporations. Information regarding Cornell Capital Partners, LP can be found at http://www.cornellcapital.com.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the expected benefits of acquisitions (including the EBC acquisition) and the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks relating to the Company's ability to operate profitably in the future; risks associated with acquisitions such as the EBC acquisition (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks associated with financing arrangements such as the financing mentioned in this press release (including risks that the terms of such financing could result in substantial dilution to shareholders because of conversion ratios that may depend on the future performance of the Company’s ADSs or other factors); risks associated with new contracts (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company’s control); risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs); risks associated with rapid growth; the Company’s ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

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Contact Information:

US - Mike Smargiassi/Corey Kinger
Brainerd Communicators, Inc.
+1 212 986 6667
ir@futuremedia.co.uk

UK - Gerry Buckland
+44 7919 564126
info_db@mac.com